Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the McJ Holding Corporation 2007 Stock Option Plan and MRC Global Inc. 2011 Omnibus Incentive Plan of our report dated March 5, 2012 with respect to the consolidated financial statements of MRC Global Inc. as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, included in the prospectus, dated April 11, 2012, of MRC Global Inc. filed with the Securities and Exchange Commission and to the references made therein to our firm under the captions “Summary Consolidated Financial Information”, “Selected Historical Consolidated and Other Data”, and “Experts”.

/s/ Ernst & Young LLP

Charleston, West Virginia

April 13, 2012